UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. __)

                       MLC Holdings, Inc.
                        (Name of Issuer)

                         Common Stock
                (Title of Class of Securities)

                         55305V-10-7
                       (CUSIP Number)

                       February 9, 1998
    (Date of Event Which Requires Filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /_/  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     /_/  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 55305V-10-7                          Page 1 of 4 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Vincent W. Marino


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  /_/
          (b)  /X/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

5    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER
          372,386

6    SHARED VOTING POWER
          N/A

7    SOLE DISPOSITIVE POWER
          372,386

8    SHARED DISPOSITIVE POWER
          N/A

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          372,386

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
          N/A

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.13%

12   TYPE OF REPORTING PERSON
       IN                       SCHEDULE 13G

     The information contained herein is filed with respect to the common stock, par value $0.01 per share, of MLC Holdings, Inc. by Vincent W. Marino.

Item 1.   (a)  Name of Issuer:  MLC Holdings, Inc.
          (b)  Address of Issuer's Principal Executive Offices:
               11150 Sunset Hills Road, Suite 110, Reston, VA
               20190-5321

Item 2.   (a)  Name of Person Filing:  Vincent W. Marino
          (b)  Address of Principal Business Office or, if none,
               Residence:  130 Futura Drive, P.O. Box 479,
               Pottstown, PA 19460
          (c)  Citizenship:  United States
          (d) Title of Class of Securities: Common Stock, par value $0.01 per share
          (e)  CUSIP Number:  55305V-10-7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
          (a) /_/ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
          (b)  /_/  Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c)
          (c) /_/ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
          (d) /_/ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
          (e) /_/ An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
          (f) /_/ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)
          (g) /_/ A parent holding company, in accordance with ss.240.13d-1(b)(ii)(G)
          (h) /_/ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
          (i) /_/ Church plan that is excluded from the definition of an investment company under
                    Section 3(c)(14) of the Investment Company
                    Act of 1940 (15 U.S.C. 80a-3)
          (j)  /_/  Group, in accordance with
                    ss.240.13d-1(b)(1)(ii)(J)
          If this statement is filed pursuant to ss.240.13d-1(c), check this box /X/.

Item 4.   Ownership
          (a)  Amount Beneficially Owned:  372,386
          (b)  Percent of Class:  6.13%
          (c)  Number of shares as to which such person has:
               (i)  sole power to vote or to direct the vote:
                    372,386
              (ii)  shared power to vote or to direct the vote:
                    N/A
             (iii)  sole power to dispose or to direct the
                    disposition of: 372,386
              (iv) shared power to dispose or to direct the disposition of: N/A

          Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /_/.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.
          N/A

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company.
          N/A

Item 8.   Identification and Classification of Members of the
          Group.
          N/A

Item 9.   Notice of Dissolution of Group.
          N/A

Item 10.  Certification.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: March 3, 1998          VINCENT W. MARINO
                                        Vincent W. Marino

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          Attention: Intentional misstatements of omissions of fact constitute Federal criminal violations
          (See 18 U.S.C. 1001)


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